SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of January 2003
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


             (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                            Form 20-F   X     Form 40-F
                                      -----             -----


             (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes                   No    X
                                   -----                 -----


             (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
             82-_______________.


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                                                       [SANOFI-SYNTHELABO LOGO]

~Investor Relations                                      Paris, January 17, 2003





                DISCONTINUATION OF ONE OF THE STUDIES (ANDROMEDA)
                                WITH DRONEDARONE


     Sanofi-Synthelabo announced today that the company has decided to discontinue the ANDROMEDA study, after considering the recommendations of the Steering Committee and the independent Data Safety and Monitoring Board
     (DSMB) of this study.


     ANDROMEDA (Antiarrhythmic trial with DROnedarone in Moderate to severe CHF Evaluating morbidity DecreAse) is a double blind, placebo-controlled study evaluating dronedarone in high risk patients with congestive heart failure and ventricular dysfunction. The study was conducted in Denmark, Hungary, Norway, Poland, Sweden and The Netherlands. A total of 627 patients, out of the 1,000 planned, were already enrolled in the study.


     On January 16, 2003, following an interim safety analysis, the DSMB raised the issue of a potential excess risk of death in patients on active treatment. Before considering a new protocol, an in depth analysis and a clear interpretation of the present data are necessary.


     Dronedarone is a compound which is currently assessed as a potential antiarrhythmic drug. The Phase III clinical program comprises :

     - 2 pivotal trials in the maintenance of sinus rhythm in patients with atrial fibrillation EURIDIS (in Europe) and ADONIS (in North America, South America, Australia and South Africa)

     -    1 morbidity-mortality study in high risk patients : ANDROMEDA


     Recruitment in these two pivotal trials, EURIDIS and ADONIS, is now completed. These studies are currently ongoing and are closely supervised by their respective Steering Committees and Data Safety and Monitoring Boards.


Investor Relations Department
Philippe Goupit            Director of Investor Relations
Isabelle Laurent           Investor Relations Europe
Sanjay Gupta               Investor Relations US

Contacts :
E-mail : investor-relations@sanofi-synthelabo.com
Europe                                      US
Tel : + 33 1 53 77 45 45                    Tel. :   1 212 551 42 93
Fax : + 33 1 53 77 42 96                    Fax :    1 212 551 49 10

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 21, 2003

                                     SANOFI-SYNTHELABO


                                     By:   /s/ Marie-Helene Laimay
                                           -------------------------------------
                                           Name:  Marie-Helene Laimay
                                           Title: Senior Vice President and
                                                  Chief Financial Officer